[Tenneco Letterhead]
November 24, 2010
VIA FACSIMILE AND EDGAR
Mr. Lyn Shenk
Ms. Aamira Chaudhry
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Tenneco Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on February 26, 2010
File No. 001-12387
Dear Ms. Chaudhry:
Reference is made to your letter, dated November 9, 2010 (the “Comment Letter”), setting forth the further comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning Tenneco Inc.’s (“Tenneco”) Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”).
Set forth below are Tenneco’s responses to the Comment Letter. To facilitate the Staff’s review, the headings and numbered comments from the Comment Letter have been repeated in this letter in bold face type, and Tenneco’s response immediately follows each numbered comment in regular type.
Form 10-K for Fiscal Year Ended December 31, 2009
Selected Consolidated Financial Data, page 36
1.	We note your response to our prior comment two. However, it does not appear to us that your response has addressed our comment. Please tell us and revise your disclosure to quantify the direct and indirect economic loss you suffered as a result of the production shutdowns at Chrysler and General Motors plants in North America during the second and third quarter of 2009.
Response: We will include the following revised disclosure about the impact on Tenneco from the Chrysler and General Motors bankruptcies in our 2010 Form 10-K.
“We incurred no direct economic loss from the bankruptcy filings of Chrysler and General Motors plants in North America during the second and third quarters of 2009. In this regard, we collected substantially all of our pre-petition receivables from Chrysler Group LLC and Chrysler Group LLC has assumed substantially all of the contracts which

United States Securities and Exchange Commission
November 24, 2010

we had with Chrysler LLC. We collected substantially all of our pre-petition receivables from General Motors Company and General Motors Company has assumed substantially all of the contracts which we had with General Motors Corporation. However, the vehicle production shutdowns at Chrysler and significant reductions in vehicle production volumes at General Motors plants in North America during the second quarter of 2009 that coincided with their bankruptcies did cause Tenneco’s revenue from those two customers in North America to decline to $123 million in the second quarter of 2009, down from $242 million in the second quarter of 2008. We believe that General Motors and Chrysler were able to meet any unmet demand for their vehicles resulting from their production volume reductions in the second quarter of 2009 during the second half of 2009 after they exited their respective bankruptcy proceedings. For the entire 2009 calendar year, we consider the vehicle production volume reductions at Chrysler and General Motors to have been primarily driven by the same severe deterioration in overall economic conditions that caused substantially all of our original equipment customers in North America to significantly reduce production volumes in response to lower purchases of new vehicles.”

2.	We note your response to our prior comment four. Our comment was intended to result in a discussion of costs of sales under a separate subtitle under Results of Operations on a stand-alone basis, with your current discussion of gross margin being provided on a supplemental basis at your option. In future filings, please quantify, discuss, and analyze the changes in costs of sales on a stand-alone basis. In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material. Please provide us a sample of your proposed revised disclosure as part of your response.
Response: We will include discussions of cost of sales; goodwill impairment charge; engineering, research and development; selling, general and administrative; and depreciation and amortization expenses under Results of Operations. We will also include additional discussion of other material expense accounts as appropriate. Following is a sample of our revised disclosure based on our results for the third quarter of 2010 vs. the third quarter of 2009.
Cost of Sales

Cost of sales in the third quarter of 2010 was $1,280 million, or 83.0 percent of sales, compared to $1,043 million, or 83.2 percent of sales in the third quarter of 2009. The following table lists the primary drivers behind the change in cost of sales ($millions).

Quarter ended September 30, 2009	$1,043
Volume and mix	244
Material cost management	15
Foreign exchange rate changes	(24)
Restructuring and related expenses	(8)
Other	10
Quarter ended September 30, 2010	$1,280

United States Securities and Exchange Commission
November 24, 2010

The increase in cost of sales primarily reflected the year-over-year increase in production volumes driven by the recovery in vehicle sales by our original equipment customers but benefited from the related manufacturing overhead absorption driven by the increased volumes as well as from foreign currency rate changes and lower restructuring expenses.

Goodwill Impairment Charge

There were no goodwill impairment charges in either the third quarter of 2010 or in the third quarter of 2009.

Engineering, Research and Development

Engineering expense was $30 million and $27 million in the third quarter of 2010 and 2009, respectively. The restoration of employee salary and benefit cuts, which were still in place in the third quarter of 2009, drove the higher engineering costs year-over-year.

Selling, General and Administrative

Selling, general and administrative expense was up $19 million in the third quarter of 2010, at $109 million, compared to $90 million in the third quarter of 2009. An increase in performance-based compensation costs of $10 million, the restoration of salary and benefit cuts which were in place in the third quarter of 2009 and added $5 million of expense in the third quarter of 2010, along with a $4 million charge related to an actuarial loss for a lump-sum pension payment, drove the increase. This pension charge relates to a non-qualified pension plan in which one current and three former employees were participants. Lump-sum pension payments are required when participants retire or when they turn 55. One former employee turned 55 in the current year third quarter. Another former employee will turn 55 in the fourth quarter which will result in an additional $2 million charge at that time.

Depreciation and Amortization

Depreciation and amortization expense in the third quarter was $55 million, unchanged from the third quarter of 2009.

3.	We note your response to our prior comment five. You refer to your discussion of these costs in your executive summary and under critical accounting policies. While we acknowledge that you provide some information regarding selling, general and administrative expense and engineering expenses under your executive summary, this discussion does not appear adequate or complete. You do not discuss the goodwill impairment charge, research and development expense, or depreciation and amortization under the executive summary. Also you have not quantified each of the material factors that drove the change in the selling, general and administrative expense and engineering expenses. We believe the executive summary should focus on a high-level review of the most significant factors affecting your results and liquidity. In addition, the disclosure in critical accounting policies

United States Securities and Exchange Commission
November 24, 2010

is not intended to quantify, discuss, and analyze the changes in accounts. As such, we reissue our previous comment. In future filings, please quantify, discuss, and analyze the changes in other material expense accounts such as your goodwill impairment charge, engineering expense, research and development expense, selling, general and administrative expense and depreciation and amortization. Please provide us a sample of your proposed revised disclosure as part of your response.
Response: See our response to Comment No. 2, above.
4.	We note your response to our prior comment six. Please further clarify for us under what specified circumstances you are permitted to repay or refinance your notes and how your notes can be exchanged for shares of common stock. Also, please provide us with a copy of your intended revised disclosure that further explains the purpose of these provisions in the senior credit agreement and how they operate.
Response: Our senior credit facility agreement generally prohibits us from repaying or refinancing our senior subordinated and senior unsecured notes (which are each governed by individual agreements that are separate from the senior credit facility agreement) for as long as the senior credit facility remains in place and without first having repaid all our obligations to the lenders under the senior credit facility agreement. However, the senior credit facility agreement does provide certain exceptions to the prohibition against refinancing or repaying our senior subordinated and senior unsecured notes. The circumstances under which the senior credit agreement would permit us to repay or refinance our senior subordinated and senior unsecured notes are dependent upon the source of funds used to do so. The senior credit agreement would permit us to repay or refinance our notes when the funds used to do so are obtained either from the issuance of shares of common stock, or of notes having terms and conditions no less favorable to the senior credit facility than the notes that are to be repaid or refinanced, or from other specified sources or via other specified transactions under which the lenders in our senior credit agreement would not be disadvantaged.
Although one such mechanism permitted under the senior credit agreement for repaying or refinancing the notes is a direct exchange of the notes for either permitted refinancing indebtedness (as defined in the credit agreement) or for shares of our common stock, under the terms of the separate agreements governing our outstanding notes we have no right whatsoever to refinance the notes via any type of direct exchange and thus we cannot exchange our notes for shares of common stock.

Following is our intended revised disclosure for use in future filings.

“The covenants in our senior credit facility agreement generally prohibit us from

United States Securities and Exchange Commission
November 24, 2010

repaying or refinancing our senior subordinated notes. We would, however, under our senior credit facility agreement, be permitted to repay or refinance our senior subordinated notes: (i) with the net cash proceeds of certain unsecured indebtedness or other permitted refinancing indebtedness (as defined in the senior credit facility agreement); (ii) with the net cash proceeds from the sale of shares of our common stock; (iii) in exchange for permitted refinancing indebtedness or in exchange for shares of our common stock; and (iv) in an amount equal to the sum of (A) the net cash proceeds of qualified capital stock issued by us after March 16, 2007, plus (B) the portion of annual excess cash flow (as defined in the senior credit facility agreement), beginning with excess cash flow for fiscal year 2010, not required to be applied to the payment of the senior credit facilities and which is not used for other purposes, provided that (1) the aggregate principal amount of the senior subordinated notes purchased and cancelled or redeemed pursuant to this clause (iv) and (2) the sum of the aggregate principal amount of the senior subordinated notes purchased and cancelled or redeemed pursuant to this clause (iv) and the aggregate principle amount of senior unsecured notes purchased and cancelled or redeemed pursuant to clauses (v), (vi), and (vii) of the next paragraph are capped as follows based on the pro forma consolidated leverage ratio after giving effect to such purchase, cancellation or redemption:

		Senior
		Subordinated Notes
	Senior	and Senior
	Subordinated	Unsecured Notes
Pro forma Consolidated Leverage Ratio	Notes Aggregate	Aggregate
(Millions)	Maximum Amount	Maximum Amount
Greater than or equal to 3.0x	$20	$20
Greater than or equal to 2.5x	$100	$100
Less than 2.5x	$125	$125
In addition, the covenants in our senior credit facility agreement generally prohibit us from repaying or refinancing our senior unsecured notes. We would, however, under our senior credit facility agreement, be permitted to repay or refinance our senior unsecured notes: (i) with the net cash proceeds of incremental facilities and permitted refinancing indebtedness (as defined in the senior credit facility agreement); (ii) with the net cash proceeds from the sale of shares of our common stock; (iii) in exchange for permitted refinancing indebtedness or in exchange for shares of our common stock; (iv) with the net cash proceeds of any new senior or subordinated unsecured indebtedness; (v) with the proceeds of revolving credit loans (as defined in the senior credit facility agreement); (vi) with the cash generated by the operations of the company; and (vii) in an amount equal to the sum of (A) the net cash proceeds of qualified stock issued by the company after March 16, 2007, plus (B) the portion of annual excess cash flow (beginning with excess

United States Securities and Exchange Commission
November 24, 2010

cash flow for fiscal year 2010) not required to be applied to payment of the credit facilities and which is not used for other purposes, provided that the aggregate principal amount of senior unsecured notes purchased and cancelled or redeemed pursuant to clauses (v), (vi) and (vii), together with the aggregate principal amount of senior subordinated notes purchased and cancelled or redeemed pursuant to clause (iv) of the immediately preceding paragraph, is capped as follows based on the pro forma consolidated leverage ratio after giving effect to such purchase, cancellation or redemption:

Aggregate Senior
and
Pro forma Consolidated Leverage Ratio	Subordinated Note
(Millions)	Maximum Amount
Greater than or equal to 3.0x	$20
Greater than or equal to 2.5x	$100
Less than 2.5x	$125
Although the senior credit facility agreement would permit us to repay or refinance the senior subordinated and senior unsecured notes under the conditions described above, any repayment or refinancing of our outstanding notes would be subject to market conditions and either the voluntary participation of noteholders or our ability to redeem the notes under the terms of the applicable note indenture. For example, while the senior credit agreement would allow us to repay our outstanding notes via a direct exchange of the notes for either permitted refinancing indebtedness or for shares of our common stock, we do not, under the terms of the agreements governing our outstanding notes, have the right to refinance the notes via any type of direct exchange.”
Tenneco acknowledges that (i) Tenneco is responsible for the adequacy and accuracy of the disclosure in the 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K and (iii) Tenneco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions or comments with respect to this response letter may be communicated to the undersigned at (847) 482-5000.

United States Securities and Exchange Commission
November 24, 2010

Very truly yours,

/s/ Kenneth R. Trammell
Kenneth R. Trammell
Executive Vice President and Chief Financial Officer Tenneco Inc.